UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share (“Common Shares”)

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

September 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum School Bus Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095306106 (Common Stock)

Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2015, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on February 16, 2017, Amendment No. 2 to the Initial 13D, filed on March 10, 2017, Amendment No. 3 to the Initial 13D, filed on March 22, 2017, and Amendment No. 4 to the Initial 13D, filed on June 20, 2017 amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum School Bus Holdings, LLC, a Delaware limited liability company (“CSB”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 4. Purpose of Transaction.

Securities Purchase Agreement

CCP, CCP II, CSB, and Blackwell Partners, LLC – Series A, a Delaware limited liability company (the “Separate Account” and together with CCP, CCP II, and CSB, the “Sellers” and each, individually, a “Seller”) and Blue Bird Corporation, a Delaware corporation (the “Issuer”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) on September 23, 2017, pursuant to which the Sellers agreed to sell and the Issuer agreed to purchase all of (i) the shares of common stock, par value $0.0001 (the “Common Stock”) of the Issuer, (ii) the shares of the Issuer’s 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share, and (iii) the warrants to acquire Common Stock, in each case, owned by the Sellers (the “Transaction Securities”). The Issuer agreed to acquire the Transaction Securities for an aggregate purchase price of $32,113,843.36, reflecting a price per share of Common Stock of $18.65. Pursuant to the Purchase Agreement, the Sellers will cause Mr. Adam Gray, a representative of the Sellers previously appointed to the board of directors of the Issuer, to resign from the board of the directors of the Issuer, effective upon the closing of the transactions contemplated by the Purchase Agreement. A description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

As of the date of this Amendment No. 5, the Filers own no securities of the Issuer. Pursuant to that certain Purchase Agreement entered into by and between CCP, CCP II, CSB, and the Separate Account and the Issuer as of September 23, 2017, the Sellers sold all of their securities of the Issuer for a total sale price of $32,113,843.36. The information in Item 4 is incorporated herein by reference.

The information relating to the beneficial ownership of shares of common stock, $0.0001 par value per share (the “Common Shares”) of Blue Bird Corporation (the “Issuer”) by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference.

The information in Item 6 is incorporated herein by reference.

CUSIP No. 095306106 (Common Stock)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

Item 6 of the Schedule 13D is hereby amended and supplemented. The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Materials to be filed as Exhibits.

1. Exhibit 99.1 – Securities Purchase Agreement, dated September 23, 2017, by and between Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC – Series A, and Coliseum School Bus Holdings, LLC and Blue Bird Corporation.

CUSIP No. 095306106 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017

COLISEUM CAPITAL MANAGEMENT, LLC By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	COLISEUM CAPITAL, LLC By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact
COLISEUM SCHOOL BUS HOLDINGS, LLC By: Coliseum Capital Management, LLC, Manager By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital, LLC, General Partner By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact
COLISEUM CAPITAL PARTNERS II, L.P. By: Coliseum Capital, LLC, General Partner By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	CHRISTOPHER SHACKELTON By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact
ADAM GRAY By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

CUSIP No. 095306106 (Common Stock)

EXHIBITS

99.1	Securities Purchase Agreement, dated September 23, 2017, by and between Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC – Series A, and Coliseum School Bus Holdings, LLC and Blue Bird Corporation.